December 12, 2024

Stephen Girsky
Chief Executive Officer
Nikola Corporation
4141 E Broadway Road
Phoenix, AZ 85040

       Re: Nikola Corporation
           Registration Statement on Form S-3
           Filed December 9, 2024
           File No. 333-283679
Dear Stephen Girsky:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Gabriella Lombardi